CVR Energy, Inc.
2277 Plaza Drive, Suite 500
Sugar Land, TX 77479
Tel: (281) 207-3200

October 19, 2007

Via Electronic Transmission

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

      RE:   CVR Energy, Inc.
               Registration Statement No. 333-137588

Ladies and Gentlemen:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended, CVR Energy, Inc. (the “Company”), hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that the Registration Statement may become effective at 3:00 p.m. EST on October 22, 2007, or as soon thereafter as it is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

     We understand that the Company’s Registration Statement on Form 8-A (filed with the Commission on May 22, 2007, File No. 001-33492) under the Securities Exchange Act of 1934, as amended, shall become effective simultaneously with the S-1 Registration Statement pursuant to General Instruction A(c)(2) of Form 8-A.

     The Company acknowledges that:

• should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the
Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the
Commission or any person under the federal securities laws of the United States.

Very truly yours,
CVR ENERGY, INC.
By: /s/ Edmund S. Gross
    Name:  Edmund S. Gross
    Title:    Senior Vice President,
 General Counsel and
 Secretary